LUXOR INDUSTRIAL CORPORATION

BEST AVAILABLE COPY

02049967

05-Sep-02

United States Securities and Exchange Commission
Judiciary Plaza, 450 - 5th Street N.W.
Washington, District of Columbia
United States 20549

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 1 1 2002
WASH. D.C. 154

Attn: Martin L. Meyrowitz
Attorney Advisor

Re: Luxor Industrial Corporation
File No: 82-822

Dear Sir or Madam:

We enclose the following for your information and records:

- Quarterly Report for filing of Form 51 - 901F dated 6/30/02
- News Release dated 7/10/02
- News Release dated 7/23/02
- News Release dated 8/12/02
- Insider Report for Terry O. Lashman dated 6/7/02
- Insider Report for Terry O. Lashman dated 6/14/02
- Insider Report for Terry O. Lashman dated 6/19/02
- Insider Report for Terry O. Lashman dated 7/17/02
- Insider Report for Terry O. Lashman dated 8/2/02
- Insider Report for Terry O. Lashman dated 8/21/02
- Insider Report for Terry O. Lashman dated 9/5/02

SUPPL

We trust you will find the enclosures in order.

PROCESSED
SEP 2 0 2002
P THOMSON FINANCIAL

Luxor Industrial Corporation

Gary G. Liu
Encl.

dlw 9/13

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: luxor@intergate.bc.ca • Website: www.luxorcorp.com

FORM 51 - 901F

QUARTERLY REPORT

INCORPORATED AS PART OF:

- Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER: Luxor Industrial Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: President
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: June 30, 2002
DATE OF REPORT: August 26, 2002

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	02/08/26 Y M D

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"K.J. (Ken) McClelland"	K. J. (Ken) McClelland	02/08/26 Y M D

LUXOR INDUSTRIAL CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2002

SCHEDULE A

1 Consolidated Balance Sheet
2 Consolidated Statements of Operations
3 Consolidated Statements of Deficit
4 Consolidated Statement of Changes in Financial Position
5 Notes to the Consolidated Financial Statements

SCHEDULE B

6 Supplementary Financial Information

SCHEDULE C

7 Management Discussion

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED BALANCE SHEET
JUNE 30, 2002 AND DECEMBER 31, 2001
(Unaudited-Prepared by Management)

	30-Jun-02	31-Dec-01
ASSETS		
CURRENT		
Cash and term deposits	$ 27,486	$ 101,918
Accounts receivable	71,801	35,744
Marketable securities (note 2.b)	300	300
Inventory (note 2.c)	87,558	66,636
	$ 187,145	$ 204,598
CAPITAL ASSETS (note 2.k and 3)	32,106	30,827
LICENCE AND PATENT COSTS (note 2.h and 3)	94,875	96,310
RESEARCH AND DEVELOPMENT EXPENDITURES (note 2.g and 4)	506,459	534,546
	$ 820,585	$ 866,281
LIABILITIES		
CURRENT		
Accounts payable	$ 216,774	$ 162,725
Advances from related parties (note 5 and 8)	183,749	106,490
	$ 400,523	$ 269,215
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (note 6)	$ 9,114,340	$ 9,114,340
DEFICIT-Exhibit 3	(8,694,278)	(8,517,274)
	$ 420,062	$ 597,066
	$ 820,585	$ 866,281

LUXOR INDUSTRIAL CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
THREE AND SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(Unaudited-Prepared by Management)

	3 Months Ended 30-Jun-02	6 Months Ended 30-Jun-02	3 Months Ended 30-Jun-01	6 Months Ended 30-Jun-01
REVENUE	$ 236,242	$ 478,400	$ 253,482	$ 455,290
Less returns and allowances	4,117	6,433	4,168	5,589
	$ 232,125	$ 471,967	$ 249,314	$ 449,701
COST OF SALES				
Bracing Bridging	$ 72,106	$ 178,138	$ 92,229	$ 197,472
Gross margin before royalty (62.26%; 2001 - 56.09%)	$ 160,019	$ 293,829	$ 157,085	$ 252,229
Royalty	13,010	26,431	13,789	25,011
GROSS MARGIN (56.66%; 2001 - 50.53%)	$ 147,009	$ 267,398	$ 143,296	$ 227,218
EXPENSES				
Automotive	$ 11,247	$ 24,028	$ 8,755	$ 17,756
Bank charges	215	405	223	435
Code and license fees	5,580	8,880	6,510	9,396
Consulting fees	2,250	6,050	7,050	11,250
Depreciation and amortization	17,336	34,637	17,904	35,228
Engineer Services	12,000	24,600	12,000	24,000
Equipment rental	2,086	3,028	1,585	2,873
Insurance	5,680	5,680	-	8,639
Management fees, salaries and wages	92,318	176,808	75,621	149,002
Office supplies and miscellaneous	8,663	16,691	8,690	15,391
Postage and courier	2,236	8,596	2,707	5,794
Product promotion	6,467	20,307	9,550	26,638
Professional fees	5,183	7,687	7,647	9,380
Rent and utilities	20,476	43,133	20,205	42,477
Software development	10,100	23,590	2,850	2,850
Stock exchange and filing fees	173	3,673	1,068	2,583
Supplies, maintenance and repairs	6,245	12,599	6,446	9,102
Telephone	6,757	12,761	7,935	14,189
Transfer agent fees	1,887	3,179	2,731	4,258
Travel and promotion	7,388	9,271	3,335	12,971
	$ 224,287	$ 445,603	$ 202,812	$ 404,212
LOSS BEFORE OTHER ITEMS	$ 77,278	$ 178,205	$ 59,516	$ 176,994
OTHER ITEMS				
Other revenue	$ 20	$ 20	$ 555	$ 555
Interest income	15	168	9	116
Exchange gain(loss)	1,063	520	445	216
Prior year adjustments	520	491	2,559	2,559
	$ 1,618	$ 1,199	$ 3,568	$ 3,446
LOSS FOR THE PERIOD-Exhibit 1	$ 75,660	$ 177,006	$ 55,948	$ 173,548
Loss per share	$ 0.00	$ 0.01	$ 0.00	$ 0.01

SCHEDULE A
EXHIBIT 3

LUXOR INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT

SIX MONTHS ENDED JUNE 30, 2002 AND 2001

(Unaudited-Prepared by Management)

	6 Months Ended 30-Jun-02	6 Months Ended 30-Jun-01
DEFICIT		
Balance, beginning	$ (8,517,272)	$ (8,122,671)
Loss for the period-Exhibit 2	(177,006)	(173,548)
Balance, ending-Exhibit 1	$ (8,694,278)	$ (8,296,219)

SCHEDULE A
EXHIBIT 4

LUXOR INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

THREE AND SIX MONTHS ENDED JUNE 30, 2002 AND 2001

(Unaudited-Prepared by Management)

	3 Months Ended 30-Jun-02	6 Months Ended 30-Jun-02	3 Months Ended 30-Jun-01	6 Months Ended 30-Jun-01
OPERATING ACTIVITIES				
Loss for the period - Exhibit 2	$ (75,660)	$ (177,006)	$ (55,948)	$ (173,548)
Item not involving cash				
Depreciation and amortization	17,336	34,637	17,904	35,228
	$ (58,324)	$ (142,369)	$ (38,044)	$ (138,320)
Changes in non-cash working capital items	(42,027)	(2,930.39)	(24,585)	(31,408)
Cash used in operating activities	$ (100,351)	$ (145,299)	$ (62,629)	$ (169,728)
FINANCING ACTIVITIES				
Shares issued for cash and accounts payable	$ -	$ -	$ 80,000	$ 80,000
Advances from (to) related parties	42,800	77,259	(14,361)	61,906
Cash provided by financing activities	$ 42,800	$ 77,259	$ 65,639	$ 141,906
INVESTING ACTIVITIES				
Acquisition of capital assets	$ (3,407)	$ (3,407)	$ (4,514)	$ (4,514)
Licence and patent costs	-	(2,985)	-	-
Cash used in investing activities	$ (3,407)	$ (6,392)	$ (4,514)	$ (4,514)
NET INCREASE (DECREASE) IN CASH	$ (60,958)	$ (74,432)	$ (1,504)	$ (32,336)
CASH, BEGINNING	88,444	101,918	7,632	38,464
CASH, ENDING-Exhibit 1	$ 27,486	$ 27,486	$ 6,128	$ 6,128

LUXOR INDUSTRIAL CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002

1. Nature of Operations

These financial statements have been prepared on a going concern basis, which assumes that the company will be able to realize its assets and discharge its liabilities in the normal course of business.

The continuing operations of the company are dependent upon its ability to generate profitable operations in the future or to obtain additional funding from other sources.

J.E.J. Holdings Inc., the Company's wholly owned subsidiary, ("JEJ") holds an exclusive worldwide license under patent applications and any resulting patents in the United States of America and Canada, to manufacture, market and distribute a patented engineered bridging system utilized in the building construction industry. JEJ has licensed the North American rights to Western Interlok Systems Ltd.

Western Interlok Systems Ltd., the Company's 100% voting controlled subsidiary, ("WIS") manufactures and distributes a patented engineered bridging system. These products are distributed to building material distributors located in Canada and the United States of America. During the years ended December 31, 1996, 1997, and 1998 the company obtained Canadian and U.S. certification of its brace-bridging system.

Eastern Brake Alert Systems Ltd., a 75% owned subsidiary of the Company, ("EBAS") has acquired the North American manufacturing and marketing rights for an air-brake warning system for the trucking industry. The system monitors the air-brake system and sends a signal to the driver when a problem in the brake system is identified. This system is still in the development stage. There were no expenditures made in the current period.

2. Significant Accounting Policies

a) Consolidation

The consolidated financial statements include the accounts of the company and its subsidiaries. As at end of the period, the company's subsidiaries and its percentage equity interest in each are as follows:

J.E.J. Holdings Inc.	100%
Western Interlok Systems Ltd.	100% voting controlled
Eastern Brake Alert Systems Ltd.	75%

b) Marketable securities

Marketable securities are recorded at cost. Market value at the end of the period is $60 (2001 -$88).

c) Inventory

Raw materials are valued at the lower of cost and replacement cost. Work in process and finished goods are valued at the lower of cost and net realizable value. Cost for all inventory is determined on the first-in, first-out method which, for work in process and finished goods, includes the cost of material, direct labour, utilities and freight. Other manufacturing overhead has not been applied because it is not considered material.

d) Loss per share

Loss per share has been calculated using the weighted average number of shares issued during the period. Fully diluted per share information is calculated as if all warrants and options outstanding at the end of the period were converted at the later of the beginning of the year or the date of issuance. The weighted average number of shares outstanding is 18,281,034 (2001 - 17,843,534). Diluted loss per share has not been provided for the first half of 2002 and 2001 as it would be anti-dilutive.

e) Share issue costs

Costs associated with the issuance of share capital are charged directly to share capital.

f) Foreign currency translation

All foreign currency transactions are related to the United States. At the end of the period, monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars at 1.50 per US dollar (2001 – 1.50). Revenue and expense items, excepting amortization, are also translated at 1.50 per US dollar (2001 – 1.50).

g) Research and development expenditures

Certain of the expenditures of WIS related to the development and certification of the company's improved brace-bridging system have been deferred. These deferred costs are being amortized to operations over 15 years.

h) License and patent costs

License and patent costs relate to the cost of the license and related patent costs for the brace-bridging system. These costs are being amortized to operations over 15 years.

i) Financial instruments

The company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

j) Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

k) Capital assets

Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the declining-balance method at the rate of 20% for furniture and equipment, 30% for automobile and the straight-line method over the remaining term of the lease for leasehold improvements.

l) Income taxes

Income taxes are accounted for using the future income tax method. Tax benefits have not been recorded due to uncertainty regarding their utilization.

m) Stock-based compensation

The company has approved purchase options which are detailed in note 6. No compensation expense is recognized for this plan when shares or share purchase options are issued. Any consideration paid on the exercise of share purchase options or purchase of shares is credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to deficit.

3. Capital Assets

	2002			2001
	Cost	Accumulated Amortization	Net Value	Net Value
Furniture and equipment	$ 88,791	$ 57,815	$ 30,976	$ 34,956
Leasehold improvements	33,726	33,726	-	540
Automobile	6,000	4,870	1,130	1,585
License and patents	141,148	46,273	94,875	97,611
	$ 269,665	$142,684	$ 126,981	$ 134,692

4. Research and Development Expenditures

	2002	2001
Balance, beginning of year	$ 534,546	$ 583,141
Less: amortization	28,087	28,087
Balance, end of the period	$ 506,459	$ 555,054

5. Advances To / From Related Parties

Advances to or from directors and companies controlled by directors are unsecured and have no specific terms of repayment.

6. Share Capital

a) Authorized Capital

99,588,750 common shares without par value

b) Issued Capital

	2002		2001	
	Shares	Amount	Shares	Amount
Balance, beginning of year	18,281,034	$9,114,340	18,054,784	$8,859,340
Issued for cash:				
• Private Placement				
• Options			200,000	80,000
Return Escrow to treasury	-	-	-411,250	-
Balance, end of the period	18,281,034	$9,114,340	17,843,534	$8,839,340

c) Securities issued during the period

Date	Common	Price	Proceeds	Type	Consideration	Commissions
Nil						

d) Stock options plan

The company has reserved shares for issuance under its stock option plan. The plan provides for the granting of stock options to directors, officers and eligible employees at the fair market value of the Company's stock at the grant date. Options were granted during the period are as follows:

Date Granted	No. Of Shares	Price	Expiry Date	
Nil				

e) Warrants and options outstanding

Description	No. Of Shares	Price	Expiry Date
Series "A" share purchase warrants*	420,000	$0.75	Aug 1, 2002
Series "A" share purchase warrants*	437,500	$0.50	Jul 17, 2003
Director and employees stock options	300,000	$0.40	Mar19, 2006

*Non-transferable warrants are outstanding. Each warrant entitles the holder to purchase an additional share, generally for a two year period from time of issue.

f) Shares held in escrow

As at the end of the period, 245,000 shares are held in escrow. Their release is subject to determination by regulatory authorities.

7. Commitment

The company has agreed to pay a 6% royalty on sales of the brace-bridging system and a 5% royalty on sales of the air-brake warning system to an inventor who is also a director of the company.

8. Related Party Transactions

a) During the period, the company paid management fees of $24,000 (2001 - $24,000) to a company controlled by a director of the company.

b) During the period, the company reimbursed $67,323 (2001 - $77,095) for office, rent, and promotional expenses to a company controlled by a director of the company. At the end of the period, $100,928 (2001 - $39,424) was included in advances from related parties.

c) During the period, the company paid marketing consulting fees of $37,500 (2001 - $37,500) to a company controlled by a director of the company.

d) During the period, the company reimbursed $18,676 (2001 - $20,792) for product promotional expenses to a director. As at the end of the period, $725 (2001 - 2,719) was included in advances from related parties.

e) During the period, a company controlled by a director was paid $24,673 (2001 - $24,673) for marketing consulting services.

f) During the period, the company reimbursed $6,456 (2001 - $2,007) for product promotional expenses to a director. As at the end of the period, $1,186 (2001 - 190) was included in advances from related parties.

g) During the period the company incurred royalties on the sales of the brace-bridging system of $26,431 (2001 - $25,011) (see note 7). As at the end of the period, $80,807 is payable (2001 -$24,974).

9. Income Taxes

The company has approximately $5,000,000 of losses available to reduce taxable income of future years. The benefit of these losses has not been recorded in the financial statements.

10. Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

SCHEDULE B
EXHIBIT 6

LUXOR INDUSTRIAL CORPORATION
SUPPLEMENTARY FINANCIAL INFORMATION
SIX MONTHS ENDED JUNE 30, 2002

1 Research and development expenditures

(Please see Note 4 - Exhibit 5)

2 Related party transactions

(Please see Note 8 - Exhibit 5)

3 (a) Securities issued during the period January 1, 2002 to June, 30, 2002

(Please see Note 6.c - Exhibit 5)

(b) Options were granted during the period January 1, 2002 to June, 30, 2002

(Please see Note 6.d - Exhibit 5)

4 Share Capital

(Please see Note 6 - Exhibit 5)

5 Directors and officers as of June 30, 2002

Terry O. Lashman	Director
K.J. (Ken) McClelland	Director
John W. R. Taylor	Director
Gary G. Liu	Director

SCHEDULE C
EXHIBIT 7

LUXOR INDUSTRIAL CORPORATION

QUARTERLY REPORT
SIX MONTHS ENDED JUNE 30, 2002

MANAGEMENT DISCUSSION

Product Sales

Sales for the quarter ending June 30, 2002 were $478,400, up 5% compared to $455,290 for the same period of 2001.

A record $118,482 of IBS 2000® units were sold in July, 2002.

The overall increased sales pace is a continuation of the growth trend that began in the second half of 2000.

The Company is continuing to pursue its objective of appointing new distributors for its IBS 2000® products in active housing markets throughout the United States. Continuing activities in addition to the selection of distributors, include direct contact with builders, development of collateral materials and design software programs and the procurement of the necessary engineering approvals for both engineered and conventional wood products across North America.

The Company is also pursuing sales in overseas markets as well as sales of other building product lines.

Product Distribution

Luxor has 19 distributors. In Canada, Weyerhaeuser Canada Limited in British Columbia and Goodfellow Inc. and Jager Industries Inc. in Ontario. In the United States, Vandermeer Forest Products, Inc. and Hampton Distribution Companies in Washington; International Wood Products and Hampton Distribution Companies in Oregon; Snavely Forest Products in Colorado; Dixie Plywood and Snavely Forest Products in Texas; Boise Cascade Corporation in Georgia; Mid-State Lumber Corp., Eastern Engineered Wood Products, Holbrook Lumber Company and P&R Truss Co. in the North East, Snavely Forest Products, Atlantic Forest Products, Inc., North American Products, Inc. and Universal Forest Products in the mid Atlantic.

Strategic Alliances

In March 2002, Trus Joist™, a Weyerhaeuser Business, released version 6.0 of its TJ Beam® design software containing floor performance enhancement factors for Luxor's patented IBS 2000® Load Sharing Connectors™. Luxor has been advised that approximately 12000 copies of the program will be distributed to registered Trus Joist™ designers.

Previously, Trus Joist™ approved Luxor's patented IBS 2000® Load Sharing Connectors™ for use with its TJI® joists. The approval followed an extensive testing program to evaluate the floor performance contribution attained from various floor restraint devices. Luxor's IBS 2000® was the only proprietary product to be approved by Trus Joist™.

The market for Engineered Wood I-Joists has grown to exceed 40% of North America's housing starts. Weyerhaeuser, with the recent purchase of Willamette Industries, has an estimated 55% market share making it the leading supplier within this industry sector. The release of the design software therefore gives Luxor access to a market opportunity that is approximately 2.5 times greater than the Canadian housing industry.

Luxor is now pursuing specification opportunities for its IBS 2000® Load Sharing Connectors™ with architects, engineers and dealers designing with the Trus Joist™ software as part of its expanded IBS 2000® marketing program. Luxor is continuing to develop product distribution and representation opportunities to achieve more direct contact with builders and designers using engineered and conventional wood joist floor systems.

The Company is in discussions with other major I-Joist manufacturers regarding joint marketing of IBS 2000® and their I-joits.

Business Development

In 2001, Luxor released its IBS 2000® Floor Navigator™ Design Analysis Software. The Floor Navigator™ is Luxor's first public release of its floor analysis program. The Floor Navigator™ program provides floor designers with both structural and performance information required to specify Luxor's patented IBS 2000® Load Sharing Connectors™. The addition of the software program to Luxor's growing list of design tools improves Luxor's ability to demonstrate the capability of its IBS 2000® Connectors to build better floors for less.

All design programs provide structural information. Luxor's Floor Navigator™ program is one of the first in the industry to provide performance as well as structural information. Each floor analysis includes Luxor's Floor Performance Rating that quantifies the performance of different floor joist configurations. This provides designers with the floor's level of performance before it is built. The floor performance rating system has proven to be the most valuable sales tool for IBS 2000®. The ability of the Floor Navigator™ software to provide the Performance Rating as a natural part of the design process will increase the specification of IBS 2000® in floors.

Software has been completed for Boise Cascade Corporation, Louisiana Pacific Corporation and Jager Industries Inc. I-joists as well as for I-joist manufacturers who are Members of the American Plywood Association. Luxor intends to post updates to the program on its website, www.luxorcorp.com.

Sales of the higher value IBS 2000® units for I-joist applications have continued to improve as the result of Luxor's "Value Engineering" program with builders, architects and engineers. The program provides Luxor with the opportunity to demonstrate to floor designers how its IBS 2000® Connectors can meet their floor performance expectations at the lowest cost.

Luxor is currently developing test markets for new and innovative products for the wood frame building envelope. Test installations are expected to commence in the third quarter with marketing to follow in the fourth quarter of 2002. The products will compliment the "Value Engineering" concept that Luxor is presenting to builders.

Corporate Outlook

The Company is proceeding to implement its strategic plan with an emphasis on expanding the sales of its products. The expansion to new markets and the raising of awareness of the IBS2000® product requires significant funding to retain the human resources and produce the required promotional materials. The Company is currently utilizing cash flow from operations to expand distribution. Upon improvement in equity markets, the Company expects to raise the necessary capital to achieve a more rapid rate of sales growth.

Based on sales growth, the Company is confident that the sales of IBS2000® can be increased to the level necessary for the profitable operation of the company.

Funding

Due to the existing state of equity markets, the Company is not planning to raise significant capital in the short term. Other than obligations to related parties, the Company is able to maintain a positive working capital position.

Other

Additional corporate developments are available on the Company's website, www.luxorcorp.com.

Marketing Events in Luxor Industrial Corporation
Luxor Releases IBS 2000® Floor Navigator™ Software for Nordic I-Joists

Vancouver, British Columbia...Luxor Completes Floor Navigator™ Software for Nordic Engineered Wood I-Joists. Nordic, based in Quebec, is one of the largest solid lumber flange I-joist manufacturers in the world with international representation. The Navigator will be used by their in house design staff as well as field representatives to do floor analyses.

United Kingdom...Luxor Staff Presents IBS 2000® to Timber Frame Manufacturers in England and Scotland. The presentations were conducted as part of a tour of companies participating in the Total Engineered Floor System (TEFS) promotion. Six of the largest timber frame manufacturers, with a combined capacity of 22,000 homes, met with the group's representatives. The system, including Nordic Joists and IBS 2000®, was well received by the manufacturers.

Langley, British Columbia...IBS 2000® Used by Veritas Builders Inc. in its 34 Unit Creekside Estates Project. The system using IBS 2000® and 2 x 12 dimension lumber provided the long spans required for the project at the lowest cost. The project will use approximately 3400 units of IBS 2000® over the next year.

Chilliwack, British Columbia...HD Construction's Promitory Townhomes Benefit from IBS 2000®. Repeat IBS 2000® builder, HD Construction, will use the cost saving benefits of IBS 2000® in its 47 unit townhouse project. Lumber joists are being used with IBS 2000® for gains on joist size and spacing.

Maple, Ontario...IBS 2000® Used by Lakeview Homes. Lakeview Homes is using the IBS 2000® with 2 x 8 lumber joists at 12" on centre at their Maple Highlands Site. One model has a kitchen area that extends out from the main wall. By utilizing the IBS 2000®, the builder can maintain 2 x 8 joists for these longer spans. Another model has IBS 2000® in the bedroom floor over the double garage.

Ontario...IBS 2000® Used at New Sites with Wycliffe Homes. Wycliffe Homes is using the IBS 2000® for long span areas at their Wyldwood Projects in Aurora. They are also using the IBS 2000® at their Richard Crossing Site in Richmond Hill.

Ontario...Legend Creek Homes and Senator Homes Joins Growing List of Builders Using IBS 2000®. Legend Creek Homes is using the IBS 2000® with Jager's JSI I-Joists at their Brownstones Site in Oakville. The second floors of certain townhouses have 22'-0" clear spans. The use of IBS 2000® was the only solution to maintain the same I-Joist depth and building height as the other units which had 20'-0" spans. Senator Homers are using the IBS 2000® at their Georgetown Site in Georgetown.

London, Ontario...IBS 2000® Showcased at the COPP Buildall Contractor Night. COPP is an ILDC member with four stores in London. There was very good response to the product from the builders, contractors and renovators.

For further information contact Terry Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL.V | July 23, 2002 | 12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF | **PRESS RELEASE 10.2002** | STANDARD & POOR'S LISTED

Luxor Expands Sales of its Patented IBS 2000® to the UK Market

Luxor Industrial Corporation is pleased to announce it has completed the first sale of its patented IBS 2000® Load Sharing Connectors™ to the United Kingdom market. 1,092 IBS 2000® units were sold to Midland Timber Engineering Limited (MTE). MTE, a timber frame manufacturer, are located in Leicester in central England and were visited during Luxor's UK market trip in May, 2002. The IBS 2000® units are part of the Total Engineered Floor System (TEFS) that has been specified in the construction of 39 apartment flats for a major UK builder. The IBS 2000® product will be used in conjunction with Engineered Wood I-joists.

The market size for timber frame kit housing in the UK is approximately 25,000 units annually representing 20% of the housing market. Unlike North American construction, timber frame homes are manufactured for builders as prefabricated kits that include floors, walls and roof assemblies.

Luxor sees itself as well positioned to grow in the UK timber frame market. It has price and performance advantages as part of the TEFS marketing initiative, as well as direct contact with the builders and timber frame kit manufacturers. In addition, changes in the British building code that address vibration in floors contribute to the positive outlook. IBS 2000® has been specified in the floor design of other pending UK based projects. Luxor plans to maintain an inventory of its IBS 2000® Connectors in the UK to service the growing timber frame manufacturing industry.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Connectors. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

For further information contact Terry Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

IBS 2000® Load Sharing Connector™ Distributors

Vandermeer Forest Products, Inc.	*Lynnwood, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Woodinville, WA*	*Pacific Northwest*
Hampton Distribution Companies	*Portland, OR*	*Pacific Northwest*
International Wood Products	*Clackamas, OR*	*Pacific Northwest*
Snavely Forest Products	*Denver, CO*	*Mountain & Mid-West*
Snavely Forest Products	*Dallas, TX*	*Southwest*
Dixie Plywood Companies	*Dallas, TX*	*Southwest*
Holbrook Lumber Company	*Albany, NY*	*North East*
Mid-State Lumber Corp.	*Branchburg, NJ*	*North East*
Eastern Engineered Wood Products	*Allentown, PA*	*North East*
P&R Truss Co.	*Auburn, NY*	*North East*
Snavely Forest Products	*Baltimore, MD*	*Mid-Atlantic*
Atlantic Forest Products, Inc.	*Baltimore, MD*	*Mid-Atlantic*
Universal Forest Products, Inc.	*Ranson, WV*	*Mid-Atlantic*
North American Products, Inc.	*Centreville, VA*	*Mid-Atlantic*
Boise Cascade Corporation	*Tucker, GA*	*South East*
Weyerhaeuser Canada Ltd.	*Vancouver, BC*	*British Columbia*
Goodfellow Inc.	*Campbellville, ON*	*Eastern Canada*
Jager Industries Inc.	*Bolton, ON*	*Eastern Canada*

The TSX Venture Exchange has neither approved nor disapproved this announcement

www.luxorcorp.com

LUXOR INDUSTRIAL CORPORATION

TRADING SYMBOL: (TSX) LRL.V | Aug 12, 2002 | 12g3(b)#82-822
TRADING SYMBOL: (OTC) LXRRF | **PRESS RELEASE 11.2002** | STANDARD & POOR'S LISTED

Luxor Achieves Record IBS 2000® Sales in July

Luxor Industrial Corporation is pleased to announce record sales for the month of July of $118,482 for its patented IBS 2000® Load Sharing Connectors™. Sales in July also represented the largest number of IBS 2000® units sold in any one month.

The record sales were a result of the Company's ongoing market expansion program. During July, the program contributed increased sales for I-joist applications in Canadian and US markets, the Company's first sale into the United Kingdom and higher sales in western markets.

Sales of the higher value IBS 2000® units for I-joist applications have continued to improve as the result of Luxor's "Value Engineering" program with builders, architects and engineers. The program provides Luxor with the opportunity to demonstrate to floor designers how its IBS 2000® Connectors can meet their floor performance expectations at the lowest cost.

The "Value Engineering" approach has allowed Luxor and its United Kingdom agent, Worldwide Inc., the opportunity to provide better performing floors to UK builders at a lower cost. Luxor shipped its first order to the UK in July for a multifamily apartment project. Luxor's IBS 2000® Joist Connectors have been quoted in numerous new projects slated for the fall of 2002.

Sales growth in western markets is the result of Luxor's ongoing marketing activities with builders. The use of IBS 2000® for cost savings is attracting a growing following among builders in the western markets.

Luxor is currently developing test markets for new and innovative products for the wood frame building envelope. Test installations are expected to commence in August with marketing to follow in the fall of 2002. The products will compliment the "Value Engineering" concept that Luxor is presenting to builders.

Luxor has spent many years in Research and Development, analyzing wood-frame floor construction, while establishing itself as a leading authority in wood floor performance engineering in North America. Luxor has developed the IBS 2000® Connectors. Luxor markets, manufactures, and distributes the IBS 2000® Load Sharing Connectors™.

For further information contact Terry Lashman at (800) 665-2454 or (604) 684-7929, or visit Luxor's website at www.luxorcorp.com.

Suite 702 - 889 West Pender • Vancouver, BC • V6C 3B2 • Tel: (604) 684-7929 • Toll Free: (800) 665-2454 • Fax: (604) 683-2003
email: management@luxorcorp.com • Website: www.luxorcorp.com

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5 | |

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 14 05 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER:

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [ ] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	940,600 **	30 05 02	10		14,500	0.41		926,100	2	*
COMMON-WARRANTS	117,200							117,200	2	*
COMMON-OPTIONS	300,000							300,000	1	

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP - 63,693 INCLUDED

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 07 06 02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED: DAY 07 MONTH 06 YEAR 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY __ MONTH __ YEAR __

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. / STREET / APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV: BRITISH COLUMBIA

POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604-684-7929

BUSINESS FAX NUMBER: 604-683-2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[ ] ONTARIO
[X] BRITISH COLUMBIA
[ ] QUÉBEC
[ ] MANITOBA
[ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	926,100 **	11 06 02	10		5,000	0.37		921,100	2	*
		13 06 02	10	1,000		0.32		922,100	2	*
		14 06 02	10	1,500		0.32		923,600	2	*
		14 06 02	10	2,500		0.31		926,100	2	*
COMMON-WARRANTS	117,200							117,200	2	*
COMMON-OPTIONS	300,000							300,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP – 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 14 MONTH 06 YEAR 02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED: DAY 14 MONTH 06 YEAR 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY __ MONTH __ YEAR __

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OJMAR

NO. / STREET / APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604 - 684 - 7829

BUSINESS FAX NUMBER: 604 - 683 - 2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO

☒ BRITISH COLUMBIA ☐ QUÉBEC

☐ MANITOBA ☐ SASKATCHEWAN

☐ NEWFOUNDLAND

☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	926,100 **	14 06 02	10		2,000	038		924,100	2	*
		14 06 02	10		2,000	037		922,100	2	*
		14 06 02	10	1,000		030		923,100	2	*
		17 06 02	10	1,000		030		924,100	2	*
		17 06 02	10	1,000		035		925,100	2	*
COMMON - WARRANTS	117,200							117,200	2	*
COMMON - OPTIONS	300,000							300,000	1	

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.

** RRSP - 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 19 MONTH 06 YEAR 02

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 17 07 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN

GIVEN NAMES: TERRY OTMAR

NO. STREET APT: 6138 GRANVILLE STREET

CITY: VANCOUVER

PROV.: BRITISH COLUMBIA POSTAL CODE: V6M 3E3

BUSINESS TELEPHONE NUMBER: 604-684-7929

BUSINESS FAX NUMBER: 604-683-2003

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [ ] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY MONTH YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	928,600 **	24 07 02	10		10,000	0.25		918,600	2	*
COMMON-WARRANTS	117,200	31 07 02	55		84,700	0.75		32,500	2	*
COMMON-OPTIONS	300,000							300,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP - 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 02 08 02

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

LUXOR INDUSTRIAL CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY 02 MONTH 08 YEAR 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: LASHMAN
GIVEN NAMES: TERRY OJMAR
NO. STREET APT: 6138 GRANVILLE STREET
CITY: VANCOUVER
PROV: BRITISH COLUMBIA
POSTAL CODE: V6M 3E3
BUSINESS TELEPHONE NUMBER: 604 - 684 - 7929
BUSINESS FAX NUMBER: 604 - 683 - 2003
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [ ] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	918,600 **	12 08 02	10	1500		0.25		920,100	2	*
		13 08 02	10	1000		0.25		921,100	2	*
		13 08 02	10	1,000		0.25		922,100	2	*
COMMON-WARRANTS	32,500							32,500	2	*
COMMON-OPTIONS	300,000							300,000	1	

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

* CANCOM INTERNATIONAL TRADING LTD.
** RRSP - 63,693 INCLUDED

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): TERRY O. LASHMAN
SIGNATURE: [signature]
DATE OF THE REPORT: DAY 21 MONTH 08 YEAR 02